SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/18/24


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,409,702

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,409,702


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,409,702 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.60%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,584,230

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,584,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,584,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.60%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,584,230

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,584,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,584,230 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.60%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of DWS Municipal Income Trust.
("KTF" or the "Issuer").

The principal executive offices of KTF are located at 875 Third Avenue
New York, NY 10022-6225


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.

ITEM 4. PURPOSE OF TRANSACTION

Letter to the Secretary. See exhibit B.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 2/2/24 there were 39,172,838 shares of common stock outstanding as of 11/30/23. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of March 18, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 1,409,702 shares of KTF (representing 3.60% of KTF's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of March 18, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 2,584,230 shares of KTF (representing 6.60% of KTF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 1,409,702 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of KTF's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 1,174,528 shares.


c) During the past 60 days the following shares of KTF were bought.

Date			Shares		 Price
3/8/2024		304		8.9900
3/4/2024		13,089		8.9500
2/27/2024		3,562		8.9100
2/27/2024		41,000		9.0000
2/26/2024		10,000		8.9615
2/26/2024		300,000		9.0333
2/26/2024		11,025		9.0436
2/22/2024		29,847		8.9983
2/16/2024		2,390		8.9798
2/8/2024		2,200		9.9850
2/7/2024		3,500		8.9699
2/5/2024		1,250		8.9550
1/23/2024		9,788		8.8376



d) Clients of Bulldog Investors, LLP, a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority, and Mr. Goldstein are entitled to receive any dividends or sales proceeds.



e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/19/24

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 19th day of March, 2024, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of DWS Municipal Income Trust
(KTF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of KTF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner



Exhibit B:

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee,
WI 53202

                                                    March 18, 2024

John Millette, Secretary
DWS Municipal Income Trust
DWS Investment Management Americas, Inc.
100 Summer Street, Suite 800
Boston, MA 02110

Dear Mr. Millette:

    Special Opportunities Fund is the beneficial owner of shares of DWS Municipal Income Trust with a value in excess of $25,000.00 which it has held continuously for more than 12 months and that it plans to continue to hold through the next meeting of shareholders.

    We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. We are available to discuss our proposal with management at a mutually convenient time. Please contact me at (914) 260-8248 or pgoldstein@bulldoginevstors.com to arrange a call.

RESOLVED: The stockholders request that the board of trustees authorize a self-tender offer for at least 50% of the Fund's common shares at or close to their net asset value (NAV).

                       SUPPORTING STATEMENT

The Fund's long-term performance has been poor. For the ten-year period ending November 30, 2023, the annualized market price return of the Fund's common shares is 1.98% vs. 3.78% for Morningstar's Closed-End Municipal National Long Funds category. Moreover, the discount of the share price to NAV is currently almost 14%, the eighth widest discount out of seventy-two closed-end national municipal bond funds. Consequently, we believe it is time to afford common stockholders an opportunity to monetize their investment at a price that is at or close to NAV. To that end, we propose that the board authorize a self-tender offer for at least 50% of the Fund's common shares at or close to NAV.
    							Very truly yours,

							/S/ Phillip Goldstein
							Phillip Goldstein
							Chairman